Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill interview with Ausbiz

Program: Reporting Season

Time: 23 August 2021

Meg O’Neill:

I think our investors and the analysts really understand the value of this merger. So the opportunity to bring together Woodside and BHP’s petroleum business creates a portfolio that’s geographically diverse, it’s diverse from a product perspective. We’re uniting two really incredible talented, capable teams, and importantly from a financial perspective, we’ll have the balance sheet, the cash flow and the financial strength to fund, not just our near term developments, but also new energy developments as we move forward into a lower carbon world.

Ausbiz Host Nadine Blayney:

Okay, we’ll get to all of that, just on the point about the conversations with investors, a lot of whom would have held Woodside Petroleum because of the significant exposure to LNG. Now of course they’ll have conventional oil exposure in there. Have you been getting negative feedback on that front?

Meg O’Neill:

Look I think it’s important to start with the numbers. So the combined portfolio will be about 70% gas and about 30% oil. If I contrast that with Woodside today, today we’re about 80 or 85% LNG. So it moves the needle a bit, but not tremendously. And I think most of our investors understand the value that oil can bring to a business such as ours. So oil investments are very quick to pay back. It is producing a commodity that the world continues to need in large quantities today. So we actually are receiving pretty good feedback from our investors on that front.

Nadine Blayney:

Now there has been some concern raised even on Ausbiz from different analysts that there’s not a lot of detail or that more detail could be, could be shared in terms of the estimated synergies and how that is going to play out. What kind of questions have you been fielding, what answers have you been giving on that front?

Meg O’Neill:

Well look investors do have a lot of appetite to know more about the transaction and it’s probably worth putting it in a bit of context. So, what we announced last week was a merger commitment deed, so that’s the first step in what will be a six plus month process. The next step will be to complete the share purchase agreement. And at that point in time we’ll be able to provide our investors with more information. There’ll be an independent expert report and it’ll all lead up to a shareholder vote in the second quarter of next year. And in each of those stages we will continue to provide investors with more information.

Nadine Blayney:

Have you been fielding a lot of questions in terms of the longer term rehabilitation costs that essentially just in plain language Woodside will be inheriting from BHP because that seems in the conversations that I’ve had to be again another big question that continues to be raised?

Meg O’Neill:

Absolutely investors are very keenly interested to understand what the future business obligations entail. And it’s, it’s worth talking about the process we followed. So when we started due diligence in the very early days of this merger conversation, the task one that I gave the team was we need to really understand the decommissioning liabilities. You know, it’s obviously a very important topic for the Australian Government, it’s important for the regulator, and it’s important for us to understand that we know what we’re getting into, that we understand those costs. We put a team of experts on it to make sure that we really understood the exposure, and that exposure is fully priced into the valuation.

Nadine Blayney:

Now, Meg a lot of analysts are saying look this is really good, potentially, if it all comes to fruition for the balance sheet of Woodside Petroleum: a stronger balance sheet to self-fund growth. You’ve just taken the helm of the company. Where do you envision Woodside going in terms of growth?

Meg O’Neill:

That’s a fantastic question. It’s probably worth talking about three pillars. So in the oil business, in the Gulf of Mexico is a great example, there is tremendous running room in the assets that the BHP Petroleum business has. So we look forward to being able to fully develop those fields to make sure that we’re officially using that resource and to be able to generate the returns that we expect from those, those oil investments. Second pillar is LNG. Probably the biggest near term project on the LNG front is Scarborough which we plan to develop to a second LNG train that we’ll build at the Pluto LNG Park. The great merits of LNG investment is it generates a very predictable cash flow over a very long time period, 15 or 20 years. And then the third investment pillar for us will be new energy. It’s very early days in the new energy world, but we’ve been working on a number of opportunities, looking at both hydrogen and ammonia. We think that will be the third pillar for us as, really as customers get to the point of being ready to take product and to make their own commitments to purchase those products from us

Nadine Blayney:

Meg there’s still big questions as to when something like hydrogen for example, would become profitable so it’s still quite a long, long runway to get to these sort of things Woodside, the three pillars and execution, correct?

Meg O’Neill:

Look we’re actually seeing a lot of enthusiasm and a lot of motivation from our customers. So our customers have their own decarbonisation commitments, they work in nations that have those national decarbonisation commitments, and we’re participating in a number of joint ventures to really understand what’s the pathway to be able to create a market for these products at scale. And maybe the easiest example to give you is work that we’re doing with a number of partners in Japan, to understand how they can take ammonia and use ammonia in their existing coal fired power stations to reduce their emissions. As soon as they get confidence in being able to do that at scale, there’s going to be a tremendous market available for that product.

Nadine Blayney:

And for Woodside itself in terms of ESG. I mean you’ve almost stuck your head, even further above the, above the parapet, in terms of taking on these oil and gas assets so how does ESG factor into Woodside, how do you get to that 30% emissions reduction? And have you been fielding even more questions on that front over the past five days or so since this, since this merger has been announced?

Meg O’Neill:

ESG is extraordinarily important to Woodside. We’ve been fielding a lot of questions but we’ve been fielding a lot of questions for a while. We recognize as an energy producer that we have a very important role to play in helping the world decarbonize. That means making our own commitments for how we address emissions in our business, and we’ve set near, medium and long term targets. Obviously we’re on a pathway to net zero but we’ve got some very clear and firm targets for 2025 and 2030. So we are on that pathway ourselves. I think something that investors and in the new big Woodside would be comforted by is the fact that our decarbonisation commitments will be applied to the full portfolio, so our commitments to transparently report, our commitments to reduce net emissions, that’s going to be applied across the board. And I think investors are taking a fair amount of comfort in that.

Nadine Blayney:

When it comes to just the result just quickly, you have some higher corporate costs that were, that I guess raised a few red flags, so how do you make some improvements on that front Meg?

Meg O’Neill:

Look some of those costs were one offs, so again as we look at the portfolio and ask ourselves what are the parts of the portfolio that are going to be with us for the long haul, one of the decisions we took earlier this year was to call timeout on the Kitimat project which was an LNG opportunity we’ve been pursuing in Canada. So that drove some of the costs. The other area where we’ve had some, some cost increases is new energy, so until we get to the point of being able to capitalize a project all of that is being done as a corporate cost but we feel like that’s a good investment in our future. If you went back 10 years in time, we invested a lot in conventional oil and gas exploration. Well this upfront spend in technology and new energy is kind of the, the equivalent of that today, as we think about investing today for future growth that we’ll be making in five or 10 years time.

Nadine Blayney:

Now Meg since this deal has been announced with BHP there’s been a lot made of the overhang on the register as BHP shareholders potentially look to offload Woodside Petroleum shares. But on the flip side, this could potentially bring new investors, new international investors, to the table. Is that what you’re getting a sense of? Is that what you’re seeing?

Meg O’Neill:

So we’ve been doing a lot of work to try to understand BHP’s current shareholder list. Obviously with their unification process that complicates the analysis a bit. One of the things we are considering as part of this merger is an additional listing in London or New York. We recognize that there are a number of shareholders who hold BHP today who hold equity in other oil and gas companies that are similar size to what we’re going to be in the future. So we do think there is quite a good appetite and quite a good market for additional players to come into Woodside who don’t hold us today. So we look forward to reaching out to those investors and helping them understand who we are and what we’re about and hopefully they’ll be inclined to invest in us.

Nadine Blayney:

Now Meg congratulations on taking the helm of Woodside at such, such a critical juncture. I mean, I’m sure it’s been an intense past week or so for you. In your heart of hearts, your best hopes, do you think this deal will be approved by shareholders, and then what? I mean what’s the next, what’s the top priority for you, as leading this potentially global energy company?

Meg O’Neill:

Yeah well first off, I am very confident that the deal will be approved. What we’re hearing from shareholders is whilst they’d like to have a little bit more detail everybody is supportive of the strategic rationale, they understand what it does to diversify our footprint, what it does to improve our financial position, strengthen the balance sheet, increase cash flow, enable us to move into some of those new energy opportunities that we’ve been studying. So the strategic rationale is very strong and I am confident we will get the shareholders over the line. Once we do that, what will be essentially important is, you know day one of the merged company hitting the ground running and being clear on what our vision is, clear on where we need to go, clear on the decisions that we need to take, so making sure that we’re ready for that day one is, is front of mind for me right now.

Nadine Blayney:

That was Meg O’Neill from Woodside.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.